invensys®

Invensys plc
Portland House
Stag Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

4 October 2005

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning the sale of Lambda.

Yours faithfully,

Rachel Spencer
Deputy Secretary

Copy to: Mr. S. Ahmad
Mr. M. Downing

REG-Invensys PLC Completion of Disposal
03/10/2005

RNS Number:1145S
Invensys PLC
03 October 2005

Completion of Lambda disposal

Further to the announcement made on 19 July 2005, Invensys plc confirms that the sale of its Lambda operations to TDK Corporation for a gross cash consideration of $235 million was completed as planned at close of business London time on 30 September 2005.

Contact:

Invensys plc	Steve Devany	tel: +44 (0) 20 7821 3758
	Nina Delangle	tel: +44 (0) 20 7821 2121
Maitland	Emma Burdett / Michelle Jeffery	tel: +44 (0) 20 7379 5151